UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Cash Access Holdings, Inc.

File No. 001-32622 - CF#26523

Global Cash Access Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2011 and amended on April 11, 2011.

Based on representations by Global Cash Access Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.50	through May 1, 2011
Exhibit 10.51	through May 1, 2011
Exhibit 10.52	through November 30, 2012
Exhibit 10.53	through November 30, 2012
Exhibit 10.54	through February 11, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel